Exhibit 99.1

Ozon Provides Further Update On Its $750 Million Senior Unsecured Convertible Bonds Due 2026

May 31, 2022 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), operator of the leading Russian e-commerce platform, notifies of a potential event of default on its $750 million 1.875 per cent. senior unsecured convertible bonds due 2026 (“Bonds”), issued by the group’s Cypriot holding company, Ozon Holdings PLC.

As previously stated in the Company’s press release, dated March 4, 2022, trading of the Ozon’s ADSs on NASDAQ was suspended by NASDAQ on February 28, 2022, and remains suspended. Under the terms of the Bonds, a “Delisting Event” occurs if, among other things, trading of the ADSs on NASDAQ is suspended for a period of seven dealing days or more. As a result, a Delisting Event under the Bonds occurred following the close of trading on March 8, 2022.

Following the Delisting Event, the Company has entered into negotiations with a number of bondholders to agree on the terms of restructuring of its financial indebtedness under the Bonds. The Company is in the process of entering into a standstill agreement with a number of the holders of the Bonds and believes that it will reach an agreement on the terms of the restructuring in the near term.

A substantial portion of the bondholders has exercised its right under the Terms and Conditions of the Bonds (the “T&C”) to require redemption of the Bonds following the occurrence of the Delisting Event. According to the T&C of the Bonds, the Company shall redeem such Bonds on the “put date”, which is the fourteenth New York City business day following the 60 calendar day period following the later of a Delisting Event or the date on which the notice of Delisting Event is given to bondholders. Notice of the Delisting Event was given by the Company to the bondholders on March 11, 2022, hence the aforementioned 60 calendar day period ended on May 10, 2022 and the settlement date will occur on May 31, 2022. Under the agency agreement in respect of the Bonds, the Company is obliged to fund the payments due under the Bonds one London business day prior to the due date, i.e., May 30, 2022. Due to, among other things, the restrictions under the recently enacted Russian capital controls and protection measures and continuing multiple changes to the regulatory backdrop, the Company is currently restricted from upstreaming cash funds from the Company’s Russian subsidiaries to its Cypriot holding company Ozon Holdings PLC, which is the issuer of the Bonds. The Company consequently will not be funding the payment required for the redemption of the Bonds. According to the T&C of the Bonds, failure to redeem the Bonds constitutes a Potential Event of Default which upon lapse of 14 calendar days (i.e., on June 14, 2022) will become an “Event of Default”.

The Company acting in good faith is continuing productive negotiations with a number of bondholders to find a suitable solution in the given circumstances. The Company is aiming to finalize the long-term restructuring of the Bonds within the current financial year. The Company plans to continue to operate as usual and appreciates the support of its stakeholders and counterparties in these uncertain times.

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”). All statements contained in this press release that do not relate to matters of historical fact disclosed in due course by the Company should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, the events in Ukraine and related sanctions, negative global or Russian political and economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

About OZON

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, OZON

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, OZON

pr@ozon.ru

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